OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Miller Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

600551204

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Commmunications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5615

13G
CUSIP No. 600551204			Page 2 of 9 Pages

1.	Name of Reporting Person: Avocet Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 82,825

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 82,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%

12.	Type of Reporting Person: PN/IA

13G
CUSIP No. 600551204			Page 3 of 9 Pages

1.	Name of Reporting Person: Avocet Investment Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 82,825

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 82,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 600551204			Page 4 of 9 Pages

1.	Name of Reporting Person: Blackpool Enterprises, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 82,825

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 82,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%

12.	Type of Reporting Person: OO

13G
CUSIP No. 600551204			Page 5 of 9 Pages

1.	Name of Reporting Person: Raymond S. Ingelby		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 82,825

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 82,825

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,825

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%

12.	Type of Reporting Person: IN

CUSIP No. 600551204	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

Miller Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8503 Hilltop Drive
Ooltewah, Tennessee 37363

Item 2(a)	Names of Persons Filing:

Avocet Capital Management, L.P., a Delaware limited partnership (“ACM”); Blackpool Enterprises, LLC, a Delaware limited liability company (“LLC”); Raymond S. Ingelby, a citizen of the United Kingdom (“Ingelby”); and Avocet Investment Partners, L.P., a Delaware limited partnership (“AIP”) (collectively, the “Filers”).

ACM, LLC and Ingelby disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. AIP is filing jointly with the other Filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Statement on behalf of AIP should not be construed as an admission that AIP is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

Item 2(b)	Addresses of Principal Business Offices:

The principal business office of the Filers is located at:

3109 E. Slaughter W. Austin, Texas 78748

Item 2(c)	Citizenship:

See Item 2(a). ACM is the investment adviser and the general partner of AIP. LLC is the general partner of ACM. Ingelby is the manager of LLC.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Stock”).

Item 2(e)	CUSIP Number:

600551204

CUSIP No. 600551204	Page 7 of 9 Pages

Item 3	Status of Persons Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

See Items 5-9 and 11 of the cover page for each Filer.

Item 5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6	Ownership of More than 5% on Behalf of Another Person:

The Filers include ACM, an investment adviser whose clients, including AIP, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 2(a) of this Statement.

CUSIP No. 600551204	Page 8 of 9 Pages

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

The following certification is made by ACM, LLC and Ingelby:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by AIP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 600551204	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2004

AVOCET CAPITAL MANAGEMENT, L.P.

	By:	Blackpool Enterprises, LLC, its general partner
	By:	Raymond S. Ingelby, its manager

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

AVOCET INVESTMENT PARTNERS, L.P.

	By:	Avocet Capital Management, L.P., its general partner
	By:	Blackpool Enterprises, LLC, its general partner
	By:	Raymond S. Ingelby, its manager

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

BLACKPOOL ENTERPRISES, LLC

	By:	Raymond S. Ingelby, its manager

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

RAYMOND S. INGELBY

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

EXHIBITS

Exhibit	A Joint Filing Agreement, dated as of June 24, 2004, entered into by and among Avocet Capital Management, L.P., Avocet Investment Partners, L.P., Blackpool Enterprises, LLC and Raymond S. Ingelby.

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Schedule 13G (including amendments thereto) with regard to the common stock of Miller Industries, Inc., a Tennessee corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 24, 2004.

Date: June 24, 2004

AVOCET CAPITAL MANAGEMENT, L.P.

	By:	Blackpool Enterprises, LLC, its general partner
	By:	Raymond S. Ingelby, its manager

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

AVOCET INVESTMENT PARTNERS, L.P.

	By:	Avocet Capital Management, L.P., its general partner
	By:	Blackpool Enterprises, LLC, its general partner
	By:	Raymond S. Ingelby, its manager

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

BLACKPOOL ENTERPRISES, LLC

	By:	Raymond S. Ingelby, its manager

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby

RAYMOND S. INGELBY

	By:	/s/ James L. Boucherat

James L. Boucherat
Attorney-in-Fact for Raymond S. Ingelby